Oaktree Acquisition Corp. III Life Sciences

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

October 18, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman and Jeffrey Gabor

Re:	Oaktree Acquisition Corp. III Life Sciences

Registration Statement on Form S-1

Filed October 4, 2024

File No. 333-282508

Ladies and Gentlemen:

On behalf of our client, Oaktree Acquisition Corp. III Life Sciences (the “Registrant”), we set forth below the Registrant’s response to the letter, dated October 18, 2024, containing a comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced registration statement on Form S-1 filed by the Registrant on October 4, 2024 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comment in this letter, and we have set forth the Registrant’s response immediately below the Staff’s comment.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comment and is, concurrently with the submission of this letter, publicly filing an amended version of the Registration Statement (the “Amendment”), which reflects the revisions described in the Registrant’s response below. The page numbers in the text of the Registrant’s response included below correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Registration Statement on Form S-1

Risk Factors

We may approve an amendment or waiver of the letter agreement that would allow our sponsor..., page 97

1.

Staff’s Comment: We note the risk factor disclosure on page 97 in response to prior comment 4. Your risk factor refers to amending or waiving provisions in the letter agreement to allow members of the sponsor to transfer the membership interests in the sponsor. However, the letter agreement filed as Exhibit 10.10 does not appear to include restrictions on the members of the sponsor and does not appear to apply to the membership interests in the sponsor. We note that the agreement addresses only “Founder Shares, any Ordinary Shares underlying the Founder Shares, Private Placement Units and securities included in the Private Placement Units.” Such disclosure also appears inconsistent with the disclosure on page 16 that the sponsor, in its sole discretion, may surrender, forfeit, transfer or exchange your “founder shares, private placement units or any of our other securities held by it, including for no consideration.” Please advise or revise.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 16, 137 and 208 of the Registration Statement. The Registrant respectfully advises that “Transfer” is defined in the letter agreement as a “(a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, […], any security” (emphasis added). Any Transfer of membership interests in the sponsor would represent an indirect Transfer of “Founder Shares, any Ordinary Shares underlying the Founder Shares, Private Placement Units and securities included in the Private Placement Units” that requires the consent of the Registrant under the letter agreement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler (by telephone at (212) 446-4660 or by email at christian.nagler@kirkland.com), Peter Seligson (by telephone at (212) 446-4756 or by email at peter.seligson@kirkland.com) or Mathieu Kohmann (by telephone at (212) 390-4510 or by email at mathieu.kohmann@kirkland.com) of Kirkland & Ellis LLP.

[Signature Page Follows]

Sincerely,
OAKTREE ACQUISITION CORP. III LIFE SCIENCES
/s/ Zaid Pardesi
Name:	Zaid Pardesi
Title:	Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler

Peter Seligson

Mathieu Kohmann

Kirkland & Ellis LLP